Exhibit 99.1
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
(1) REVISION OF APPROVED CAPS FOR THE REVISED CONTINUING CONNECTED
TRANSACTIONS; (2) NEW CONTINUING CONNECTED
TRANSACTION; (3) CONNECTED AND MAJOR TRANSACTION —
PROVISION OF FINANCIAL ASSISTANCE TO/BY CONNECTED PERSONS;
(4) AMENDMENT TO BYE-LAWS; AND
(5) ADOPTION OF A NEW SET OF BYE-LAWS

Revision of Approved Caps for the Revised Continuing Connected Transactions
Reference is made to the 2007 SGM at which Shareholders approved, among others, the Revised Caps to the Relevant Continuing Connected Transactions, the Additional Continuing Connected Transactions and the New Caps. The Directors expected the actual monetary value of the following transactions to be carried out under the Revised Continuing Connected Transactions for the financial year ending 31 December 2007 and/or the financial year ending 31 December 2008 will exceed the Approved Caps:
—	purchases of materials and automotive components by each of Shenyang Automotive, Dongxing and ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive);

—	purchases of materials and automotive components by each of ChenFa and Shenyang Jindong from Shenyang Automotive;

—	sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive); and

—	sale of materials and automotive components by each of ChenFa, Shanghai Hidea and Shenyang Jindong to Shenyang Automotive.
Particulars of the Revised Continuing Connected Transactions, including the Proposed Caps for the two financial years ending 31 December 2008 are set out in the paragraph headed “The Proposed Caps” in this announcement.
New Continuing Connected Transaction
On 3 October 2007, Shenyang Automotive entered into the Regional Agent Agreement with Liaoning Zheng Guo pursuant to which Liaoning Zheng Guo is to act as a regional agent of Shenyang Automotive.
Liaoning Zheng Guo is held as to 75% by Huachen and as to 25% by Zhuhai Brilliance (which in turn is held as to 90% by Huachen). Huachen is currently interested in approximately 39.41% of the issued share capital of the Company. Accordingly, Liaoning Zheng Guo is an associate of Huachen and a connected person of the Company. The Regional Agent Agreement constitutes a continuing connected transaction for the Company.
Financial assistance to/by connected persons
Shenyang Automotive and Xing Yuan Dong will provide cross guarantees to each other’s banking facilities in the amount of RMB2.0 billion and Xing Yuan Dong and JinBei will provide cross guarantees to each other’s banking facilities in the amount of RMB500 million for a period of one year commencing from 1 January 2008 to 31 December 2008.
Amendment to the Bye-Laws and adoption of a new set of Bye-Laws
The Board proposed that subject to the approval of the Shareholders to be obtained at the Special General Meeting to amend certain bye-laws to reflect changes to the Bermuda Companies Act which came into effect on 29 December 2006 and also the amendments to the Listing Rules in relation to the abolition of publication of announcements in newspapers. In light of the voluminous amendments to the Bye-Laws, the Board also proposed to adopt a new set of Bye-Laws in substitution for the existing Bye-Laws.
General
Each of JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive are connected persons of the Company within the meaning of the Listing Rules. Accordingly, the purchases of materials and automotive components, the sale of automobiles, materials and automotive components and the provision of financial assistance by/to the Group to/by JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive constitute connected transactions under Chapter 14A of the Listing Rules. As the percentage ratios for the Financial Assistance is more than 25% but less than 100%, the Financial Assistance therefore also constitutes a major transaction under Chapter 14 of the Listing Rules.
An Independent Board Committee has been established to advise the Shareholders as to (i) the Proposed Caps; (ii) the New Continuing Connected Transaction and the Caps; and (iii) the Financial Assistance.
An independent financial adviser will be ap pointed to advise the Independent Board Committee and the Shareholders in respect of the Proposed Caps, the New Continuing Connected Transaction and the Caps and the Financial Assistance. Given that no connected person which is a party to the Revised Continuing Connected Transactions and Financial Assistance is a Shareholder, all Shareholders are eligible to vote on the ordinary resolutions to be proposed at the Special General Meeting in respect of the Proposed Caps and the Financial Assistance. Huachen is considered to be interested in the New Continuing Connected Transaction and Huachen and its associates will abstain from voting on the ordinary resolutions to be proposed at the Special General Meeting in respect of the New Continuing Connected Transaction and the Caps.
A circular containing, amongst other things, details of the Revised Continuing

Connected Transactions, the Proposed Caps, the New Continuing Connected Transaction and the Caps, the Financial Assistance, the proposed amendment to the Bye-Laws and the adoption of a new set of Bye-Laws, letters from the Independent Board Committee and from the Independent Financial Adviser and a notice to Shareholders convening the Special General Meeting to approve (i) the Proposed Caps; (ii) the New Continuing Connected Transaction and the Caps (iii) the Financial Assistance; (iv) the proposed amendment to the Bye-Laws; and (v) the adoption of a new set of Bye-Laws, will be dispatched to Shareholders as soon as practicable.

I.	THE CONTINUING CONNECTED TRANSACTIONS

1.	Background
Reference is made to the Announcement dated 15 December 2006 and the circular issued by the Company dated 19 January 2007 in relation to, among others, the Relevant Continuing Connected Transactions, the Revised Caps, the Additional Continuing Connected Transactions and the New Caps.
The Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. During the course of its business, the Group acquires materials and automotive components from certain connected persons and sells automobiles, materials and automotive components to certain connected persons, on an ongoing basis. JinBei is a company incorporated in the PRC with A-shares listed and traded on the Shanghai Stock Exchange. The principal business of the JinBei Group is the manufacture and sale of automobiles and automotive components in the PRC. Shenyang Automotive is a 51%-owned subsidiary of the Company and is principally engaged in the manufacture and sale of minibuses and Zhonghua sedans in the PRC.
At the 2007 SGM, the Shareholders approved the Revised Caps to the Relevant Continuing Connected Transactions, the Additional Continuing Connected Transactions and the New Caps.
The Directors expected the actual monetary value of the Revised Continuing Connected Transactions for the financial years ending 31 December 2007 and/or 31 December 2008 will exceed the Approved Caps. As the Revised Continuing Connected Transactions will be carried out under the 2005 Framework Agreements and the 2006 Framework Agreements, no new agreements will be entered into for the Revised Continuing Connected Transactions as a result of the revision of the Approved Caps.

2.	The Revised Continuing Connected Transactions
The following are the particulars of the Revised Continuing Connected Transactions and the Approved Caps therefor:

			Approved maximum
	Revised Continuing		amounts in
	Connected Transactions		RMB’000
	and	Major type of	for the financial years ending
	date of the framework agreement	products	31 December
			2007	2008
(a)	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associates (other than Shenyang Automotive)
i	Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement	Seats, steering systems, fuel pumps and driving shafts	1,300,000	1,900,000

ii	Purchases of materials and automotive components by Dongxing from JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement	Rubber products	18,000	18,000

iii	Purchases of materials and automotive components by ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement	Driving shafts	5,600	6,900

(b)	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive
i	Purchases of materials and automotive components by ChenFa from Shenyang Automotive pursuant to the terms of the 2005 Framework Agreement	Gear boxes	83,000	83,000

ii	Purchases of materials and automotive components by Shenyang Jindong from Shenyang Automotive pursuant to the terms of the 2006 Framework Agreement	Automotive fitting, including center control locks, gear oil, core of front heaters	1,500	1,700

(c)	Sale of automobiles, materials and automotive components by members of the Group to connected persons
i	Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement	Press parts	280,000	387,000

ii	Sale of materials and automotive components by ChenFa to Shenyang Automotive pursuant to the terms of the 2005 Framework Agreement	Power trains	1,900,000	2,400,000

			Approved maximum
	Revised Continuing		amounts in
	Connected Transactions		RMB’000
	and	Major type of	for the financial years ending
	date of the framework agreement	products	31 December
			2007	2008
iii	Sale of materials and automotive components by Shanghai Hidea to Shenyang Automotive pursuant to the terms of the 2006 Framework Agreement	Product design	6,700	7,300

iv	Sale of materials and automotive components by Shenyang Jindong to Shenyang Automotive pursuant to the terms of the 2006 Framework Agreement	Matching components, including anti-impact beam sub-assembly of slide door, back-plate of anti-impact beam of slide door, mounting plate of antenna, anti-impact beam assembly of left hand side front door	43,000	47,000
Pursuant to the framework agreements, the Revised Continuing Connected Transactions have been and will be carried out on terms which are no less favourable than the terms which can be obtained by the relevant members of the Group from independent third parties for products of comparable quality and quantity.
The following are the actual value of the Revised Continuing Connected Transactions entered into between the parties for the six months ended 30 June 2007 and the Approved Caps for the year ending 31 December 2007:

		Approved Caps
		in RMB’000	Actual amounts
		for the financial	in RMB’000
	Revised Continuing	year ending	for the six months
	Connected Transactions	31 December 2007	ended 30 June 2007
(a)	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associates (other than Shenyang Automotive)
i	Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement	1,300,000	581,057

ii	Purchases of materials and automotive components by Dongxing from JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement	18,000	6,944

iii	Purchases of materials and automotive components by ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement	5,600	3,313

		Approved Caps
		in RMB’000	Actual amounts
		for the financial	in RMB’000
	Revised Continuing	year ending	for the six months
	Connected Transactions	31 December 2007	ended 30 June 2007
(b)	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive
i	Purchases of materials and automotive components by ChenFa from Shenyang Automotive pursuant to the terms of the 2005 Framework Agreement	83,000	55,853

ii	Purchases of materials and automotive components by Shenyang Jindong from Shenyang Automotive pursuant to the terms of the 2006 Framework Agreement	1,500	704

(c)	Sale of automobiles, materials and automotive components by members of the Group to connected persons
i	Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement	280,000	131,036

ii	Sale of materials and automotive components by ChenFa to Shenyang Automotive pursuant to the terms of the 2005 Framework Agreement	1,900,000	1,116,136

iii	Sale of materials and automotive components by Shanghai Hidea to Shenyang Automotive pursuant to the terms of the 2006 Framework Agreement	6,700	6,685

iv	Sale of materials and automotive components by Shenyang Jindong to Shenyang Automotive pursuant to the terms of the 2006 Framework Agreement	43,000	21,103
It is expected that the actual monetary value for the Revised Continuing Connected Transactions will not exceed the Approved Caps for the financial year ending 31 December 2007 by the time of the approval of the Proposed Caps by the Shareholders at the Special General Meeting, which will be convened and held before end of 2007.

II.	THE PROPOSED CAPS

1.	The Proposed Caps
The following are the Proposed Caps for the Revised Continuing Connected Transactions for the two financial years ending 31 December 2008:

		Proposed estimated
		maximum amounts
		in RMB’000
	Revised Continuing	for the financial years ending
	Connected Transactions	31 December
		2007	2008
(a)	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associates (other than Shenyang Automotive)
i	Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement	1,550,000	2,000,000

ii	Purchases of materials and automotive components by Dongxing from JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement	18,000	22,000

iii	Purchases of materials and automotive components by ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement	9,500	10,000

(b)	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive
i	Purchases of materials and automotive components by ChenFa from Shenyang Automotive pursuant to the terms of the 2005 Framework Agreement	130,000	150,000

ii	Purchases of materials and automotive components by Shenyang Jindong from Shenyang Automotive pursuant to the terms of the 2006 Framework Agreement	3,500	4,000

(c)	Sale of automobiles, materials and automotive components by members of the Group to connected persons
i	Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive) pursuant to the terms of the 2005 Framework Agreement	330,000	420,000

ii	Sale of materials and automotive components by ChenFa to Shenyang Automotive pursuant to the terms of the 2005 Framework Agreement	2,600,000	2,700,000

iii	Sale of materials and automotive components by Shanghai Hidea to Shenyang Automotive pursuant to the terms of the 2006 Framework Agreement	40,000	85,000

iv	Sale of materials and automotive components by Shenyang Jindong to Shenyang Automotive pursuant to the terms of the 2006 Framework Agreement	45,000	50,000

2.	Basis of the Proposed Caps
As stated in the circulars issued by the Company dated 23 January 2006 and 19 January 2007, in determining the value of the caps for the Revised Continuing Connected Transactions for the two financial years ending 31 December 2008, the Board had taken into account the following factors:
(a)	the anticipated growth of the automobile industry in the PRC in the two financial years ending 31 December 2008, which will lead to an increase in demand for the existing models of minibuses and sedans manufactured by the Group. In particular, the substantial growth experienced in 2006 and the first half of 2007 and the anticipated continuous growth of the automobile industry in the PRC in the two financial years ending 31 December 2008;

(b)	the scheduled launch of new models of minibuses and sedans and new range of automobiles in the two financial years ending 31 December 2008. The favorable reception of the series of new models of Zhonghua sedans and Granse minibuses by the market has led to a substantial revision of the anticipated sales and accordingly the volume of materials and automotive components required to meet the expected demand. As stated in the 2006 Annual Report, Shenyang Automotive sold 62,281 Zhonghua sedans in 2006, representing a 592% increase from approximately 9,000 sedans sold in 2005. 26,496 units of Zhonghua Zunchi model were sold in 2006, representing a 394% increase from 2005, whereas the new Junjie model, which was launched in March 2006, registered a sale of 35,367 units during 2006. Sales of deluxe minibuses also recorded a 42.8% increase in volume during 2006. For the first six months of 2007, Shenyang Automotive sold 60,287 Zhonghua sedans, representing an increase of 210.8% compared to the same period in 2006;

(c)	the continued launch of new models of Zhonghua sedans and minibuses in 2007 and 2008 will require new components which necessitate the entering into of the Continuing Connected Transactions, including the Revised Continuing Connected Transactions. The new Zhonghua coupe was launched in late September 2007;

(d)	the intended increase in the export of minibuses and sedans to overseas markets such as Europe, Egypt and Russia in the financial years 2007 and 2008 which will lead to increase in the purchases and sales volume of materials and automotive components between the members of the Group and the connected parties; and

(e)	changes in product mix in response to market demand resulted in changes in the types of materials and automotive components used and the monetary value of the purchases of such materials and automotive components from the connected parties.

III.	THE NEW CONTINUING CONNECTED TRANSACTION
On 3 October 2007, Shenyang Automotive entered into the Regional Agent Agreement with Liaoning Zheng Guo pursuant to which Liaoning Zheng Guo is to act as a regional agent of the whole range of automobiles manufactured by Shenyang Automotive for Jinan, Qingdao, Wuhan, Hefei, Chengdu, Kunming, Ningjing, Suzhou, Hangzhou, Wenzhou, Shanghai, Changsa, Fuzhou, Guangzhou, Shenzhen and Naning for a term commencing after the approval of the Regional Agent Agreement by the Shareholders and expiring on 31 December 2008, with an option to renew for another term of 3 years exercisable by Shengyang Automotive. The Company will comply with all applicable Listing Rules requirements in the event Shenyang Automotive exercises the right to renew the Regional Agent Agreement. Shenyang Automotive will sell automobiles to Liaoning Zheng Guo on terms which are no less favourable to Shenyang Automotive than those offered to other authorised agents of Shenyang Automotive.
It is anticipated that the maximum monetary value of the sales by Shenyang Automotive to Liaoning Zheng Guo for the two financial years ending 31 December 2008 will be RMB1,800,000,000 and RMB5,000,000,000, respectively.
Huachen is engaged in the business of investment holdings. Liaoning Zheng Guo is a company incorporated in the PRC and is principally engaged in the business of trading and sale of automobiles and automobile parts and components. Liaoning Zheng Guo is held as to 75% by Huachen and as to 25% by Zhuhai Brilliance (which in turn is held as to 90% by Huachen and is engaged in the business of investment holdings). Huachen is currently interested in approximately 39.41% of the issued share capital of the Company. Accordingly, Liaoning Zheng Guo is an associate of Huachen and a connected person of the Company. The Regional Agent Agreement constitutes a continuing connected transaction for the Company.

IV.	THE FINANCIAL ASSISTANCE
On 3 October 2007,
(a)	an agreement for the provision of cross guarantee in respect of banking facilities in the amount of RMB2.0 billion is entered into between Shenyang Automotive and Xing Yuan Dong; and
(b)	an agreement for provision of cross guarantee in respect of banking facilities in the amount of RMB500 million is entered into between Xing Yuan Dong and JinBei.
The banking facilities, that will be granted to each of Shenyang Automotive, Xing Yuan Dong and JinBei, will be for a term of one year commencing from 1 January 2008 to 31 December 2008. In the event the cross guarantees are to be extended for more than one year along with the renewal of the banking facilities, the Company will have to comply with all the relevant requirements under Chapter 14A of the Listing Rules. No fee is payable or charged and no securities will be taken or provided in relation to the provision of the cross guarantees.
Pursuant to such agreements, Shenyang Automotive and Xing Yuan Dong will provide cross guarantees to each other’s banking facilities in the amount of RMB2.0 billion and Xing Yuan Dong and JinBei will provide cross guarantees to each other’s banking facilities in the amount of RMB500 million. As a result of the increase in sale of automobiles, the volume of businesses of Shenyang Automotive and Xing Yuan Dong also increased resulting in the need for a higher amount of banking facilities to support their respective businesses.
Each of JinBei and Shenyang Automotive are connected persons of the Company. The provision of the cross guarantees between Shenyang Automotive and Xing Yuan Dong and the cross guarantees between Xing Yuan Dong and JinBei constitute connected transactions under Rule 14A.13(2)(a)(i), Rule 14A.13(2)(b)(i) and Rule 14A.13(3) of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements under Rule 14A.63 of the Listing Rules. As the percentage ratios for the Financial Assistance is more than 25% but less than 100%, the Financial Assistance also constitutes a major transaction under Chapter 14 of the Listing Rules and has to be subject to the approval of the Shareholders. Given that no connected person which is a party to the Financial Assistance is a Shareholder, all Shareholders are eligible to vote on the ordinary resolution to be proposed at the Special General Meeting in respect of the Financial Assistance.

V.	REASONS FOR THE REVISED CONTINUING CONNECTED TRANSACTIONS, THE NEW CONTINUING CONNECTED TRANSACTION AND THE FINANCIAL ASSISTANCE
Reasons for the Revised Continuing Connected Transactions and the New Continuing Connected Transaction
The Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. The manufacture and sale of minibuses and sedans by the Group is carried out by Shenyang Automotive, a 51% owned subsidiary of the Company. The other subsidiaries of the Company are mainly engaged in the manufacture and sale of automotive components in the PRC, and some of such automotive components are sold to Shenyang Automotive for use in its assembly process as an automobile manufacturer. The Revised Continuing Connected Transactions and the New Continuing Connected Transaction are carried out in the ordinary and usual course of business of the Group.
The Group purchases raw materials and basic automotive components in its ordinary and usual course of business to be used in the manufacturing of automotive components and for processing into core automotive components for use in automobile manufacturing. The Group will purchase raw materials and automotive components from the JinBei Group and Shenyang Automotive where the price offered by such companies are more favourable than other suppliers in order to control the costs of automobiles produced by the Group.
In addition, the Group also purchases engines and other core automotive components from the connected persons so as to ensure the quality of the core automotive components, and also to ensure the technology used in the production of such core automotive components remained within the control of the Group. It is believed that control over such core automotive components will enable the Group to exercise more effective control over the quality of the automobiles produced by the Group.
As stated in the announcement made by the Company dated 16 December 2005, the Continuing Connected Transactions, including the Revised Continuing Connected Transactions, are entered into to enable the Group (i) to have more control over quality and technology of automotive components used in its production; (ii) to purchase materials and automotive components from manufacturers within close proximity to the production facilities to reduce cost and to enhance competitiveness of the Group; and (iii) to centralize the purchases of materials and automotive parts to enjoy better pricing of bulk purchases.
As a result of the various changes in the market conditions explained in the sub-paragraph headed “Basis of the Proposed Caps” above, particularly the encouraging sales performance of the Group’s minibuses and Zhonghua sedans in 2006, which has recorded an increase of approximately 10.4% and 592%, respectively from the corresponding period in 2005, the Board considered it necessary to revise the Approved Caps for the Revised Continuing Connected Transactions. The need to revise the Approved Caps is further supported by the continued increase in sales of the Zhonghua sedans in the first six months of 2007.
With the appointment of Liaoning Zheng Guo as the regional sales agent for Jinan, Qingdao, Wuhan, Hefei, Chengdu, Kunming, Ningjing, Suzhou, Hangzhou, Wenzhou, Shanghai, Changsa, Fuzhou, Guangzhou, Shenzhen and Naning, the Group can co-ordinate the sales amongst the Group’s authorised agents in a more efficient manner so as to enhance the sales capability of its authorised agents. Instead of dealing with a number of small authorised agents, the Group will be selling to Liaoning Zheng Guo which will then co-ordinate the sales to the smaller authorised agents, which is in line with the sales model for international automobile manufacturers. It is believed that the Group will benefit from the reduced administrative costs and enhanced sales capability of its authorised agents as the Group will be able to sell more automobiles through its authorised agents at lower costs and hence increase its sales and profitability.
In the premises, the Directors (including the independent non-executive Directors) consider the Revised Continuing Connected Transactions and the New Continuing Connected Transaction to be entered into in the ordinary and usual course of business and the terms of such transactions as governed by the framework agreements, the Proposed Caps and the Caps to be fair and reasonable in so far as the Shareholders are concerned.
Reasons for the Financial Assistance
With the tightening of the lending regulations of the banks in the PRC, it is becoming a common practice for banks in the PRC to request for either a guarantee or securities from a third party to secure banking facilities granted to borrowers. Shenyang Automotive is the subsidiary within the Group principally engaged in the manufacturing of automobiles and automotive components. Shenyang Automotive will utilize its banking facilities to finance the increase in demand for newly introduced model of sedans, the expansion of its production capacity in anticipation of the scheduled launch of new models of minibuses and sedans and the business strategy of increasing the market share of the Group in the domestic sedan market in the PRC.
JinBei’s banking facilities will be utilized by JinBei as working capital to improve the quality and volume of the automotive components currently produced by the JinBei Group and the expansion of its product range and production facilities. Since members of the JinBei Group are suppliers of the Group, the Directors believe that the Group will be able to benefit from the improved quality of the automotive components manufactured by the JinBei Group and with the anticipated launch of the new models of minibuses and sedans, the Group will also be able to benefit from the improvement in production facilities and increase in product range of the JinBei Group.
Xing Yuan Dong is one of the subsidiaries of the Group engaged in the manufacturing of automotive components. Xing Yuan Dong’s banking facilities secured by the guarantees provided by JinBei and Shenyang Automotive will be utilized by Xing Yuan Dong to improve its production facilities in order to support the substantial increase in production volume and the future launch of new models of minibuses and sedans.
At the 2007 SGM, the Shareholders have approved the provision of cross guarantee (i) in respect of banking facilities in the amount of RMB1.5 billion between Shenyang Automotive and Xing Yuan Dong for the period from 1 January 2007 to 31 December 2007; and (ii) the provision of cross guarantee in respect of banking facilities in the amount of RMB500 million between Xing Yuan Dong and JinBei for the period from 1 January 2007 to 31 December 2007, respectively. As the agreements for provision of cross guarantee will expire by 31 December 2007 and for reasons set out above, the parties intend to extend the agreement for another financial year to until 31 December 2008.
In the premises, the Directors (including the independent non-executive Directors) consider the provision of the financial assistance to and from the connected persons of the Company to be in the interest of the Group and that the terms of the agreements in relation to the provision of the cross guarantees to be fair and reasonable in so far as the Shareholders are concerned.

VI.	PROPOSED AMENDMENT TO BYE-LAWS AND ADOPTION OF A NEW SET OF BYE-LAWS
The Board proposed that subject to the approval of the Shareholders to be obtained at the Special General Meeting to amend certain bye-laws to reflect changes to the Bermuda Companies Act which came into effect on 29 December 2006 and also the amendments to the Listing Rules in relation to the abolition of publication of announcements in newspapers. In light of the voluminous amendments to the Bye-Laws, the Board also proposed to adopt a new set of Bye-Laws in substitution for the existing Bye-Laws.

VII.	GENERAL
Each of JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive are connected persons of the Company within the meaning of the Listing Rules. Accordingly, the purchases of materials and automotive components, the sale of automobiles, materials and automotive components and the provision of financial assistance by/to the Group to/by JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive constitute connected transactions under Chapter 14A of the Listing Rules. The Financial Assistance also constitutes a major transaction under Chapter 14 of the Listing Rules.
An Independent Board Committee has been established to advise the Shareholders as to (i) the Proposed Caps; (ii) the New Continuing Connected Transaction and the Caps; and (iii) the Financial Assistance.
An independent financial adviser will be appointed to advise the Independent Board Committee and the Shareholders in respect of the Proposed Caps, the New Continuing Connected Transaction and the Caps and the Financial Assistance. Given that no connected person which is a party to the Revised Continuing Connected Transactions and Financial Assistance is a Shareholder, all Shareholders are eligible to vote on the ordinary resolutions to be proposed at the Special General Meeting in respect of the Proposed Caps and the Financial Assistance. Huachen is considered to be interested in the New Continuing Connected Transaction and Huachen and its associates will abstain from voting on the ordinary resolutions to be proposed at the Special General Meeting in respect of the New Continuing Connected Transaction and the Caps.
A circular containing, amongst other things, details of the Revised Continuing Connected Transactions, the Proposed Caps, the New Continuing Connected Transaction and the Caps, the Financial Assistance, the proposed amendment to the Bye-Laws and adoption of a new set of Bye-Laws, letters from the Independent Board Committee and from the Independent Financial Adviser and a notice to Shareholders convening the Special General Meeting to approve (i) the Proposed Caps; (ii) the New Continuing Connected Transaction and the Caps (iii) the Financial Assistance; (iv) the proposed amendment to the Bye-Laws; (v) the adoption of a new set of Bye-Laws, will be dispatched to Shareholders as soon as practicable.

VIII.	DEFINITIONS
In this announcement, unless otherwise defined, terms used herein shall have the following meanings:

“2005 Framework Agreements”	the framework agreements entered into between members of the Group and the connected persons on 16 December 2005 as set out in the sub-paragraph headed “The Continuing Connected Transactions” in the announcement made by the Company dated 16 December 2005;

“2006 Annual Report”	the annual report of the Company for the year ended 31 December 2006;

“2006 Framework Agreements”	the framework agreements entered into between members of the Group and the connected persons on 15 December 2006 as set out in the sub-paragraph headed “The Additional Continuing Connected Transactions” in the announcement made by the Company dated 15 December 2006;

“2007 SGM”	a special general meeting held on 12 February 2007 to approve, among others, the Revised Caps of the Relevant Continuing Connected Transactions, the Additional Continuing Connected Transactions and the New Caps and the financial assistance to/by connected persons;

“Additional Continuing Connected Transactions”	the transactions between members of the Group and the connected persons as set out in the sub-paragraph headed “The Additional Continuing Connected Transactions” in the announcement made by the Company dated 15 December 2006;

“Approved Caps”	the Revised Caps and the New Caps as approved by the Shareholders at the 2007 SGM;

“associates”	has the meaning ascribed thereto in the Listing Rules;

“Bermuda Companies Act”	The Companies Act 1981 of Bermuda (as amended);

“Board”	the board of Directors;

“Bye-Laws”	the bye-laws of the Company;

“Caps”	the maximum annual monetary value of the New Continuing Connected Transaction for the two financial years ending 31 December 2008;

“ChenFa”	(Shenyang ChenFa Automobile Component Co., Ltd.*), a

wholly foreign owned enterprise established in the PRC on 19 June 2003 and a wholly-owned subsidiary of the Company. The principal activities of ChenFa are the development, manufacture and sale of power trains in the PRC;

“Company”	Brilliance China Automotive Holdings Limited, an exempted company incorporated in Bermuda with limited liability, whose securities are listed on the Stock Exchange;

“connected persons”	has the meaning ascribed thereto in the Listing Rules;

“Continuing Connected Transactions”	the Relevant Continuing Connected Transactions and the Additional Continuing Connected Transactions;

“Directors”	the directors of the Company;

“Dongxing”	(Shenyang Brilliance Dongxing Automotive Component Co., Ltd.*), a wholly foreign owned enterprise established in the PRC on 17 March 1999 and a wholly-owned subsidiary of the Company. The principal activities of Dongxing are the manufacture and trading of automotive components and remodeling minibuses and sedans in the PRC;

“Financial Assistance”	the financial assistance provided to/by the Group by/to connected persons as set out in the paragraph headed “The Financial Assistance” in this announcement;

“Group”	the Company and its subsidiaries;

“Huachen”	Huachen Automotive Group Holdings Company Limited, the controlling shareholder of the Company which as at the date of this announcement is interested in approximately 39.41% of the issued share capital of the Company;

“Independent Board Committee”	the independent committee of Board, comprising Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive Directors, formed to advise the Shareholders as to (i) the Proposed Caps; (ii) the New Continuing Connected Transaction and the Caps; and (iii) the Financial Assistance;

“Independent Financial Adviser”	an independent financial adviser to be appointed for the purpose of advising the Independent Board Committee and the Shareholders as to (i) the Proposed Caps; (ii) the New Continuing Connected Transaction and the Caps; and (iii) the Financial Assistance;

“JinBei”	(Shenyang JinBei Automotive Company Limited*), a company incorporated in the PRC on 14 May 1984 whose shares are listed on the Shanghai Stock Exchange and holder of the 39.1% equity interests in Shenyang Automotive;

“JinBei Group”	JinBei and its subsidiaries and associates, other than Shenyang Automotive;

“Liaoning Zheng Guo”	(Liaoning Zheng Guo Investment Development Company Limited*), a company incorporated in the PRC on 10 October 1996. Liaoning Zheng Guo is currently 75% owned by Huachen and 25% by Zhuhai Brilliance;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“New Caps”	the estimated maximum annual monetary value of the Additional Continuing Connected Transactions for the two financial years ending 31 December 2008 as set out in the sub-paragraph headed “The New Caps” in the announcement made by the Company dated 15 December 2006;

“New Continuing Connected Transaction”	the continuing connected transactions between Shenyang Automotive and Liaoning Zheng Guo as contemplated under the Regional Agent Agreement;

“PRC”	The People’s Republic of China and for the sole purpose of this announcement shall exclude Hong Kong, Macau Special Administrative Region and Taiwan;

“Proposed Caps”	the revised maximum annual monetary value of the Revised Continuing Connected Transactions for the two financial years ending 31 December 2008 as set out in the sub-paragraph headed “The Proposed Caps” in this announcement;

“RMB”	renminbi, the lawful currency of the PRC;

“Regional Agent Agreement”	the distribution agreement dated 3 October 2007 entered into between Shenyang Automotive and Liaoning Zheng Guo in relation to the sale of automobiles manufactured by Shenyang Automotive;

“Relevant Continuing Connected Transactions”	the transactions between members of the Group and the connected persons as set out in the paragraph headed “The Relevant Continuing Connected Transactions” in the announcement made by the Company dated 15 December 2006;

“Revised Caps”	the revised maximum annual monetary value of the Relevant Continuing Connected Transactions for the two financial years ending 31 December 2008 as set out in the sub-paragraph headed “The Revised Caps” in the announcement dated 15 December 2006;

“Revised Continuing Connected Transactions”	the transactions between members of the Group and the connected persons as set out in the sub-paragraph headed “The Revised Continuing Connected Transactions” in this announcement;

“Shanghai Hidea”	(Shanghai Hidea Auto Design Co., Ltd.*), an equity joint venture enterprise established in the PRC on 16 April 2004 and in which the Company has an effective equity interests of 63.25%. The principal activities of Shanghai Hidea are design of automobiles;

“Shareholder(s)”	holder(s) of Shares of the Company;

“Shares”	shares of US$0.01 each of the Company;

“Shenyang Automotive”	(Shenyang Brilliance JinBei Automobile Co., Ltd.), a sino-foreign equity joint venture established in the PRC on 19 July 1991 and whose equity interests are currently owned as to 51% by the Company and as to 39.1% by JinBei. The principal activities of Shenyang Automotive are the manufacture, assembly and sale of minibuses and sedans as well as automotive components in the PRC;

“Shenyang Jindong”	(Shenyang Jindong Development Co., Ltd.*), an equity joint

venture established in the PRC on 18 April 2002 in which the Company has an effective equity interest of 75.50%. The principal activities of Shenyang Jindong are trading of automotive components;

“Special General Meeting”	the special general meeting of the Company to be convened for the purpose of considering, and if thought fit, approving (i) the Proposed Caps; (ii) the New Continuing Connected Transaction and the Caps; (iii) the Financial Assistance; (iv) the proposed amendment to the Bye-Laws; and (v) the adoption of a new set of Bye-Laws;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“US$”	United States dollars, the lawful currency of the United States of America;

“Xing Yuan Dong”	(Shenyang XingYuanDong Automobile Component Co., Ltd.*), a wholly foreign owned enterprise established in the PRC on 12 October 1998 and a wholly-owned subsidiary of the Company. The principal activities of Xing Yuan Dong are the manufacture and trading of automotive components in the PRC; and

“Zhuhai Brilliance”	(Zhuhai Brilliance Holdings Company Limited), a company incorporated in the PRC on 7 April 1999 and is a 90% owned subsidiary of Huachen.
As at the date of this announcement, the Board comprises five executive Directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang (Chief Financial Officer); and three independent non-executive Directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong, 3 October 2007
* for identification purposes only